UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission file number 333-157796-01

Deutsche Telekom International Finance B.V.
(Translation of Registrant’s Name into English)

HERENGRACHT 124-128
 NL 1015 BT AMSTERDAM
THE NETHERLANDS
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F o            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o            No x

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release
Bonn, May

Deutsche Telekom International Finance B.V. intends to deregister from SEC
_______________________________________________________________

Deutsche Telekom International Finance B.V. (the “Company”) intends to deregister and terminate its reporting obligations with the Securities and Exchange Commission (“SEC”).

Once the Company meets the criteria for deregistration, it intends to file Form 15F with the SEC in order to deregister all classes of its registered debt securities, which are guaranteed by Deutsche Telekom. The Company expects to file the Form 15F on or about June 23, 2010 and expects the deregistration to become effective 90 days later.

The Company reserves the right, for any reason, to delay the filing or to withdraw it prior to its effectiveness, and to otherwise change its plans in this regard.

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom and Deutsche Telekom International Finance B.V. management with respect to future events. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook" or similar expressions and they should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's and Deutsche Telekom International Finance’s control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Deutsche Telekom's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors is the ability of Deutsche Telekom and Deutsche Telekom International Finance B.V. to fulfill the criteria required for deregistering the registered debt securities under applicable U.S. law. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's and Deutsche Telekom International Finance B.V.’s future actions may be materially different from those expressed or implied by such statements. Deutsche Telekom and Deutsche Telekom International Finance B.V. can offer no assurance that these expectations will be met. Deutsche Telekom and Deutsche Telekom International Finance B.V. do not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

       Deutsche Telekom AG
      Corporate Communications
       Tel.: +49 228 181 - 4949
       E-Mail: press@telekom.de
       Further information for journalists at www.telekom.com/media

About Deutsche Telekom

Deutsche Telekom is one of the world’s leading integrated telecommunications companies with over 150 million mobile customers, approximately 38 million fixed-network lines and more than 15 million broadband lines (As at March 31, 2010). The Group provides products and services for the fixed network, mobile communications, the Internet and IPTV for consumers, and ICT solutions for business customers and corporate customers. Deutsche Telekom is present in over 50 countries and has more than 258,000 employees worldwide. The Group generated revenues of EUR 64.6 billion in the 2009 financial year – almost half of it outside Germany (As at December 31, 2009). Deutsche Telekom is aiming to restructure its business and drive up revenue from growth areas through investments in intelligent networks and its portfolio of IT, Internet and network services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM INTERNATIONAL FINANCE B.V.

Date: May 17, 2010 By: /s/ Stephan Wiemann Name: Stephan Wiemann Title: Managing Director

By: /s/ Robin Sheridan Name: Robin Sheridan Title: Managing Director